Filed Pursuant to Rule 433 under the Securities Act of 1933

Free Writing Prospectus dated April 8, 2021

Relating to Preliminary Prospectus Supplement dated April 8, 2021

Registration Nos. 333-255119, 333-255119-01, 333-255119-02, 333-255119-03,

333-255119-04, 333-255119-05 and 333-255119-06

BROOKFIELD BRP HOLDINGS (CANADA) INC.

US$350,000,000 4.625% Perpetual Subordinated Notes (the “Notes”)

The information in this pricing term sheet should be read together with the preliminary prospectus supplement dated April 8, 2021 relating to the offering of the Notes (“Preliminary Prospectus Supplement”), including the documents incorporated by reference therein and the related base prospectus dated April 8, 2021, filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended. Capitalized terms used and not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Issuer:	Brookfield BRP Holdings (Canada) Inc. (the “Issuer”)

Guarantors:

Brookfield Renewable Partners L.P. (the “Partnership”)

Brookfield Renewable Energy L.P. (“BRELP”)

BRP Bermuda Holdings I Limited (“LATAM HoldCo”)

Brookfield BRP Europe Holdings (Bermuda) Limited (“Euro HoldCo”)

Brookfield Renewable Investments Limited (“InvestCo”)

BEP Subco Inc. (“Canada SubCo”, and together with the Partnership, BRELP, LATAM HoldCo, Euro HoldCo and InvestCo, the “Guarantors”)

Security:	4.625% Perpetual Subordinated Notes

Security Ratings*:	S&P: BBB- DBRS: BBB (low)

Ranking:	Subordinated unsecured

Principal Amount of Notes:	US$350,000,000

Denominations:	US$25 and integral multiples of US$25 in excess thereof

Price to Public:	100%

Pricing Date:	April 8, 2021

Settlement and Issue Date**:	April 15, 2021 (T+5)

Maturity Date:	Perpetual securities in respect of which there is no fixed maturity date or fixed redemption date

Coupon:	4.625%

Regular Record Dates for Interest:	January 15, April 15, July 15 and October 15, whether or not such day is a business day

Interest Payment Dates:	January 30, April 30, July 30 and October 30, commencing July 30, 2021, subject to optional interest deferral (in whole or in part)

Day Count Convention:	30/360

Optional Interest Deferral:	Interest which accrues during an Interest Period will be due and payable on the relevant Interest Payment Date, unless the Issuer elects, in its sole discretion, to defer the relevant payment of interest (in whole or in part). The Issuer may, at its discretion, elect to defer any payment of interest (in whole or in part) which is otherwise scheduled to be paid on an Interest Payment Date; provided that any such deferred interest shall become due and payable on the date the Issuer declares any distributions on any of the Issuer’s common shares or preferred shares. If the Issuer elects not to make all or part of any payment of interest on an Interest Payment Date, then neither the Issuer nor any Guarantor will have any obligation to pay such interest on the relevant Interest Payment Date. Deferred interest will accrue, compounding on each subsequent Interest Payment Date, until paid. Such deferral will not constitute an Event of Default or any other breach under the Indenture, the Notes and the Guarantees.

First Call Date:	April 30, 2026

Optional Redemption:	At any time on or after April 30, 2026, the Issuer may, at its option, redeem the Notes, in whole at any time or in part from time to time, at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

Optional Rating Event Redemption:	At any time, within 120 days following the occurrence of a Rating Event, the Issuer may, at its option, redeem all (but not less than all) of the Notes at a redemption price equal to 102% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the date fixed for redemption.

Optional Tax Redemption:	At any time, after the occurrence of a Tax Event, subject to applicable laws, the Issuer may, at its option, redeem the Notes (in whole but not in part) at a redemption price equal to 100% of the principal amount thereof, together with accrued and unpaid interest to, but excluding, the relevant redemption date.

Use of Proceeds:	The Issuer intends to allocate an amount equal to the net proceeds from this offering to finance and/or refinance investments made in renewable power generation assets or businesses and to support the development of clean energy technologies that constitute Eligible Investments, including the potential redemption of the Partnership’s Class A Preferred Limited Partnership Units, Series 9, the proceeds of which were used to finance Eligible Investments and which are redeemable by the Partnership on July 31, 2021.

Listing:	The Notes constitute a new issue of securities with no established trading market. The Issuer intends to apply to list the Notes on the NYSE. If the application is approved, the Issuer expects trading on the NYSE to begin within 30 days of the initial issuance of the Notes.

CUSIP:	11259P 109

ISIN:	US11259P1093

Joint Book-Running Managers:	Wells Fargo Securities, LLC BofA Securities, Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC RBC Capital Markets, LLC

Co-Managers:	Citigroup Global Markets Inc. Mizuho Securities USA LLC MUFG Securities Americas Inc. SMBC Nikko Securities America, Inc. TD Securities (USA) LLC

Additional Changes to the Preliminary Prospectus Supplement

Changes throughout the Preliminary Prospectus Supplement: Deletion of references to the Over-Allotment Option and related modifications

Changes to the following sentence on the cover page and pages S-8 and S-28 of the Preliminary Prospectus Supplement (marked in bold and underline):

The Issuer may, at its discretion, elect to defer any payment of interest (in whole or in part) which is otherwise scheduled to be paid on an Interest Payment Date; provided that any such deferred interest shall become due and payable on the date the Issuer declares any distributions on any of the Issuer’s common shares or preferred shares.

Changes to Restrictions on the Payment of Distributions and Retirement of Units on pages S-13, S-14 and S-29 of the Preliminary Prospectus Supplement (marked in bold and underline):

Unless the Issuer has paid all accrued and payable interest on the Notes, the Issuer will not:

(i)	declare any distributions on any common shares, preferred shares or Parity Indebtedness of the Issuer;

(ii)

redeem, purchase or otherwise retire any common shares, preferred shares or Parity Indebtedness of the Issuer (except pursuant to any purchase obligation, retraction privilege or mandatory redemption provisions attaching to any preferred shares of the Issuer); or

(iii)	make any payment to holders of any Parity Indebtedness in respect of interest not paid on such Parity Indebtedness;

provided that the foregoing does not restrict the Issuer from (i) issuing any common or preferred shares in connection with any such distribution, redemption, purchase or retirement or (ii) making any distributions or paying any indebtedness or other obligations that are owing to the Partnership or any subsidiary of the Partnership; provided, further, that the foregoing clauses (i) and (iii) shall not apply in respect of any pro rata dividend or distribution or any other payment on any Parity Indebtedness which is made with a pro rata payment of any accrued and payable interest with respect to the Notes.

* Note: A security rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

** We expect that delivery of the Notes will be made against payment therefor on or about the settlement date specified in this communication, which will be the fifth business day following the date of pricing of the Notes (this settlement cycle being referred to as “T+5”). Under Rule 15c6-1 of the U.S. Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade notes prior to the second business day preceding the settlement date will be required, by virtue of the fact that the notes initially will settle in T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of notes who wish to trade notes prior to the second business day preceding the settlement date should consult their own advisors.

The Notes will not be offered or sold, directly or indirectly, in Canada or to any residents of Canada.

MiFID II professionals/ECPs-only/No PRIIPs KID: The manufacturer target market (MIFID II product governance) is eligible counterparties and professional clients only (all distribution channels). No PRIIPs key information document (KID) has been prepared as the Notes are not available to retail investors in the EEA.

The Issuer and the Guarantors have filed a joint registration statement (including a short form base shelf prospectus) and a preliminary prospectus supplement with the SEC for the offering to which this communication relates. Before you invest, you should read the short form base shelf prospectus in that registration statement, the preliminary prospectus supplement and other documents the Partnership has filed with the SEC for more complete information about the Issuer, the Partnership and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Wells Fargo Securities, LLC at 1-800-645-3751; BofA Securities, Inc. toll-free at 1-800-294-1322; J.P. Morgan Securities LLC at 1-212-834-4533; Morgan Stanley & Co. LLC toll-free at 1-866-718-1649; or RBC Capital Markets, LLC toll-free at 1-866-375-6829.